Exhibit 99.1

press release

ArcelorMittal announces commencement of the second tranche of its 2025 to 2030 share buyback programme

30 June 2026, 10:15 CET

Further to the announcement on 7 April 2025 of a new share buyback programme (https://corporate.arcelormittal.com/media/news/regulatory-news/arcelormittal-announces-the-commencement-of-a-new-share-buyback-program-over-the-period-2025-2030) covering the period from 2025 to May 2030 (the ‘Programme’), ArcelorMittal (the ‘Company’) today announces the completion of the first tranche of the Programme and the commencement of a second tranche.

The first tranche of the Programme, under which 10 million shares were repurchased at an average purchase price of €49.32 per share, has now been completed in full. The repurchased shares are currently being held in treasury and will be cancelled in due course.

A second tranche of the Programme for up to 10 million shares will commence immediately, under the authorization given by the annual general meeting of shareholders of 6 May 2025.

As communicated at the launch of the Programme, share repurchases are being conducted in tranches through to May 2030. The actual amount of shares to be repurchased in the various tranches will continue to depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders, and market conditions.

The shares acquired under the Programme are intended to:

•Reduce ArcelorMittal’s share capital;
•Meet ArcelorMittal’s obligations arising from employee share programmes.
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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ArcelorMittal Corporate Communications contact information
Paul Weigh
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E-mail	press@arcelormittal.com